SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

RECEIVED
2008 NOV 13 A 11: 16

[redacted]

08005838

11 November 2008

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement which we released to The Stock Exchange of Hong Kong Limited ("HKSE") on 10 November 2008 for publication on the website of HKSE for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

PROCESSED
NOV 14 2008
THOMSON REUTERS

Dora Chow
Assistant Company Secretary

Encl.

11/13

E\vw\SL Asia\Connected Transaction\ltr_ADR.doc.6

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司*

website: www.ir.shangri-la.com

(Stock Code: 00069)

ANNOUNCEMENT OF UNAUDITED FINANCIAL RESULTS BY SUBSIDIARY – SHANGRI-LA HOTEL PUBLIC COMPANY LIMITED

THIS IS NOT THE ANNOUNCEMENT OF THE UNAUDITED FINANCIAL RESULTS OF SHANGRI-LA ASIA LIMITED ("SA") FOR THE THREE MONTHS AND NINE MONTHS ENDED 30 SEPTEMBER 2008. THIS ANNOUNCEMENT IS MADE BY SA PURSUANT TO THE REQUIREMENTS OF RULE 13.09(2) OF THE RULES GOVERNING THE LISTING OF SECURITIES ON THE STOCK EXCHANGE OF HONG KONG LIMITED TO PROVIDE SHAREHOLDERS OF SA AND THE PUBLIC WITH UNAUDITED FINANCIAL INFORMATION OF A LISTED SUBSIDIARY WHICH HAS ANNOUNCED SUCH INFORMATION TO THE PUBLIC IN THAILAND ON 10 NOVEMBER 2008 PURSUANT TO SECTION 56 OF SECURITIES AND EXCHANGE ACT B.E. 2535.

SUMMARY

SHANGRI-LA HOTEL PUBLIC COMPANY LIMITED ("SHPCL"), a 73.61% subsidiary of SA and a company listed on the Stock Exchange of Thailand, has announced its unaudited financial results for the three months and nine months ended 30 September 2008 in Thailand on 10 November 2008. The unaudited financial statements of SHPCL have been prepared in accordance with accounting principles and practices generally accepted in Thailand. The unaudited Consolidated Income Statement of SHPCL is provided below.

SHPCL, a subsidiary of SA listed on the Stock Exchange of Thailand and in which SA has a 73.61% interest, has announced its unaudited financial results for the three months and nine months ended 30 September 2008 in Thailand on 10 November 2008. The unaudited Consolidated Income Statement of SHPCL is provided below:

SHANGRI-LA HOTEL PUBLIC COMPANY LIMITED
UNAUDITED CONSOLIDATED INCOME STATEMENT
FOR THE THREE MONTHS AND NINE MONTHS ENDED 30 SEPTEMBER 2008

	Three months ended 30 September		Nine months ended 30 September	
	2008	**2007**	**2008**	**2007**
	Baht'000	*Baht'000*	*Baht'000*	*Baht'000*
Revenues from hotel operations:				
Room	197,609	234,939	854,160	796,223
Food and beverage	115,668	161,556	545,434	575,780
Others	31,642	42,303	120,791	130,869
Total revenues from hotel operations	344,919	438,798	1,520,385	1,502,872
Cost of sales and services	(136,749)	(137,180)	(494,276)	(433,255)
Gross profit	208,170	301,618	1,026,109	1,069,617
Selling and administrative expenses	(117,972)	(109,285)	(413,429)	(348,638)
Income from the sale of goods and the rendering of services	90,198	192,333	612,680	720,979
Other incomes				
Gain on sales of equipment	–	1,100	–	1,883
Interest income	6,029	10,518	20,739	47,039
Other income	25,437	11,022	34,796	27,137
Other expenses				
Loss on sales of plant and equipment	(3,060)	–	(331)	–
Depreciation	(118,101)	(77,304)	(337,947)	(234,037)
Others	–	(19,572)	(2,000)	(21,708)
INCOME FROM OPERATIONS	503	118,097	327,937	541,293
REVERSAL OF ALLOWANCE FOR DIMINUTION IN VALUE OF INVESTMENT	13,958	–	29,722	–
PROVISION FOR LOSS ON LOANS TO AND INVESTMENT IN OTHER COMPANY AND RELATED COMPANY	(3,900)	(17,386)	(10,967)	(50,415)
INCOME BEFORE CORPORATE INCOME TAX	10,561	100,711	346,692	490,878
CORPORATE INCOME TAX	21,540	(34,148)	(73,501)	(158,374)
NET INCOME FOR THE PERIOD	32,101	66,563	273,191	332,504
BASIC EARNINGS PER SHARE (BASED ON NET INCOME) (BAHT)	0.25	0.51	2.10	2.56

Net profit after income tax for the three-month period ended 30 September 2008 and 2007:

(Baht in million)

	2008	2007	Change (%)
Consolidated	32.10	66.56	(51.77)

The consolidated profit before allowance for diminution in value of investment, provision for loss on loans to and investment in other company and related company and income tax for the three-month period ended 30 September 2008 decreased to Baht 0.50 million from Baht 118.09 million against the same period last year. Consolidated profit of Baht 0.50 million attributed to SHPCL's loss of Baht 21.74 million and offset with net profit of subsidiaries of Baht 22.24 million which mainly came from dividend income of Baht 21.12 million. For this period SHPCL reversed allowance for diminution in value of investment in Don Muang Toll Way Public Company Limited for an amount of Baht 13.96 million. Provision for loss on loans to and investment in other company and related company was Baht 3.90 million. Hence, consolidated profit before tax came to Baht 10.56 million from Baht 100.71 million. The corporate income tax amounting to Baht 21.54 million was written back due to lower profit. Consolidated net profit after tax came to Baht 32.10 million against Baht 66.56 million for the same period last year.

Net profit after income tax for the nine-month period ended 30 September 2008 and 2007:

(Baht in million)

	2008	2007	Change (%)
Consolidated	273.19	332.50	(17.84)

The consolidated profit before allowance for diminution in value of investment and provision for loss on loans to and investment in other company and related company for the nine-month period ended 30 September 2008 decreased to Baht 327.94 million from Baht 541.29 million during the same period last year. A drop in consolidated profit of Baht 213.35 million came from decrease in SHPCL's profit by Baht 236.24 million offset with increase in net profit of subsidiaries by Baht 22.89 million which mainly came from dividend income increased of Baht 21.78 million. SHPCL reversed allowance for diminution in value of investment in Don Muang Toll Way Public Company Limited for an amount of Baht 29.72 million whereas reduced provision for loss on loans to and investment in other company and related company to Baht 10.97 million from Baht 50.42 million. Net consolidated profit before tax hence reduced from Baht 490.88 million to Baht 346.69 million. Corporate income tax reduced from Baht 158.37 million to Baht 73.50 million. As a result, consolidated net profit decreased from Baht 332.50 million to Baht 273.19 million (17.84%).

GENERAL

SHAREHOLDERS SHOULD NOTE THAT THE ABOVE UNAUDITED FINANCIAL RESULTS INCLUDING THE EARNINGS PER SHARE PERTAIN ONLY TO SHPCL, A 73.61% SUBSIDIARY OF SA, AND NOT TO SA ITSELF.

SA WILL ACCOUNT FOR ITS 73.61% SHARE OF THE 2008 CONSOLIDATED RESULTS OF SHPCL IN SA'S 2008 FINAL RESULTS AFTER MAKING APPROPRIATE ADJUSTMENTS TO CONFORM WITH SA'S ACCOUNTING POLICIES WHICH ARE IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN HONG KONG.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Ean
Chairman

Hong Kong, 10 November 2008

As at the date of this announcement, the Board of Directors of SA comprises Mr. Kuok Khoon Ean, Mr. Kuok Khoon Loong, Edward, Mr. Lui Man Shing and Mr. Giovanni Angelini as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Wong Kai Man, Mr. Timothy David Dattels and Mr. Michael Wing-Nin Chiu as Independent Non-Executive Directors.

* *For identification purpose only*

END